ENDORSEMENT TO THE PREMIUM ALLOCATION PROVISION

The following text is removed from the Premium Allocation provision of the contract to which this endorsement is attached:

         "However, any portion of the premium due on the Date of Issue which is allocated to a Sub-Account of the Separate Account will be held in the Money Market Fund Sub-Account until the later of:

         1. the end of the lOth day following receipt of the policy by the Owner; and

         2. the date we receive at our Home Office a signed delivery receipt for this policy."

The following text is added to the Premium Allocation provision in place of the text removed as described above:

         "However, any portion of the premium due on the Date of Issue which is allocated to a Sub-Account of the Separate Account will be held in the Money Market Fund Sub-Account until the end of the 20th day following the Date of Issue."

Signed for National Life Insurance Company at its Home Office in Montpelier, Vermont, as of the Date of Issue of the policy to which this endorsement is attached, by


/S/ Thomas H. MacLeay
---------------------
Chairman of the Board and
Chief Executive Officer

                                                 National Life Insurance Company
 One National Life Drive o Montpelier, Vermont 05604 o (802) 229-3333 7734(1298)